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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                               CAMBREX CORPORATION
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   132011 10 7
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                                 (CUSIP Number)


                                   Ira Sochet
                        9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 29, 1998
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             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].






                              THERE ARE NO EXHIBITS


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CUSIP NO. 132011 10 7
         ---------------------

  (1)     NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSON    Ira Sochet
                      ---------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                                        PF,OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                   United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,212,840
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,212,840
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,212,840
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]
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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             4.99%
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 (14)     TYPE OF REPORTING PERSON
                                             IN
          ---------------------------------------------------------------------

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         This amendment to Schedule 13D (the "Amendment") is filed as the fourth amendment to the Statement on Schedule 13D, dated October 12, 1998 (the
"Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the common stock (the "Common Stock") of Cambrex Corporation, a Delaware corporation (the "Issuer"). This Amendment reports the Reporting Person's ownership of less than 5 percent of the Common Stock as indicated in
Item 5 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on September 29, 1998, the Reporting Person beneficially owned 1,212,840 shares of Common Stock, which constituted approximately 4.99 percent of the 24,304,352 shares of Common Stock outstanding on August 1, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1998.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by the Reporting Person.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market sales effected through brokers.

                                            APPROXIMATE PRICE
                    NUMBER OF                    PER SHARE
  DATE             SHARES SOLD            (INCLUDING COMMISSIONS)
--------           -----------            -----------------------

08/20/98              6,000                         $25 7/8
08/21/98             30,000                         $25 7/8
08/24/98             10,000                         $25.7175
09/01/98              5,000                         $22.7875
09/02/98              5,000                         $23.3625
09/03/98             25,000                         $23.00
09/10/98             59,100                         $22.981
09/14/98             10,000                         $22.9206
09/15/98              2,500                         $23.0775
09/16/98              3,000                         $23.675
09/18/98             25,000                         $23 7/8
09/22/98                800                         $23 15/16
09/23/98             22,600                         $23.9427
09/25/98             25,000                         $23 7/16
09/29/98             23,100                         $23.7646

         (d)      Not applicable.

         (e)      September 29, 1998.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 1998

                                           /s/ IRA SOCHET
                                           --------------------------------
                                                     Ira Sochet




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